T. Rowe Price Realty Income Fund IV, America s Sales-Commission-
          Free Real Estate Limited Partnership

          Amended and Restated Agreement of Limited Partnership


          Section 5.3. Deficiency in General Partner s Capital Account. In the event that, immediately following the liquidation of the Partnership referred to in Article 19, the General Partner shall have a deficiency in its capital account as determined in accordance with tax accounting principles, then the General Partner shall contribute in cash to the capital of the Partnership an amount equal to whichever is the lesser of (a) the deficiency in the General Partner s capital account or (b) the excess of 1.01% of the Capital Contributions over the capital previously contributed by the General Partner. Such contribution shall be made on or before the later of the end of the Partnership s taxable year in which the liquidation occurs or 90 days after the date of such liquidation.